Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick” or the “Company”)
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

July 16, 2014

ITEM 3:	NEWS RELEASE

A press release was issued by Barrick on July 16, 2014 and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On July 16, 2014, Barrick announced that its President and Chief Executive Officer Jamie Sokalsky will step down effective September 15, 2014, and introduced a new executive management structure.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On July 16, 2014, Barrick announced a new executive management structure pursuant to which Kelvin Dushnisky, currently Senior Executive Vice President responsible for Corporate and Government Affairs and Chairman of African Barrick Gold plc, and Jim Gowans, currently Executive Vice President and Chief Operating Officer, will be appointed Co-Presidents with overall responsibility for execution of Barrick’s strategic priorities and operating plans.

In conjunction with this restructuring, President and Chief Executive Officer Jamie Sokalsky will step down effective September 15, 2014. In the interim, Mr. Sokalsky will assist in facilitating a smooth transition to the new leadership structure.

See the press release attached hereto as Schedule A for a description of the material change.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact: Sybil E. Veenman Senior Vice President and General Counsel (416) 861-9911

ITEM 9:	DATE OF REPORT

July 18, 2014

Dated at Toronto, Ontario this 18th day of July, 2014.

By:	(signed) Sybil E. Veenman
Sybil E. Veenman Senior Vice President and General Counsel

SCHEDULE A

PRESS RELEASE — July 16, 2014

Barrick Announces New Executive Management Structure

TORONTO — The Board of Directors of Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (Barrick or the “company”) today unveiled a new executive management structure that will enable the company to meet the distinct demands and challenges of the mining industry in the 21st century.

Kelvin Dushnisky, currently Senior Executive Vice President responsible for Corporate and Government Affairs and Chairman of African Barrick Gold plc, and Jim Gowans, currently Executive Vice President and Chief Operating Officer, will be appointed Co-Presidents with overall responsibility for execution of the company’s strategic priorities and operating plans. This model reflects the interconnected nature, and strategic importance of jointly managing day-to-day mining operations and the company’s relationships with host governments, local communities and other external stakeholders. As Co-Presidents, Messrs. Dushnisky and Gowans will be responsible for the seamless execution of both functions at all times.

Ammar Al-Joundi will be promoted to Senior Executive Vice President and Chief Financial Officer and will also work closely with the Chairman on the development and execution of strategic initiatives.

Darian Rich will become Executive Vice President, Talent Management, a new position that reflects the critical requirement that any company seeking to be the leader in its field must attract, retain and develop exceptional people.

In conjunction with this restructuring, President and Chief Executive Officer Jamie Sokalsky will be stepping down effective September 15, 2014. In the interim, Mr. Sokalsky will assist in facilitating a smooth transition to the new leadership structure.

“These structural changes put an even greater emphasis on operational excellence, and will accelerate our portfolio optimization and cost reduction initiatives, while fostering a partnership culture both inside the company and externally,” said Chairman John Thornton. “Internally, that means our people will be financially invested for the long-term in Barrick’s success, and personally committed to a culture of teamwork that balances individual and collective responsibility and accountability. Externally it means building enduring partnerships with the key stakeholders who are central to our success, including long-term investors, host governments, local communities and NGOs.”

BARRICK GOLD CORPORATION	PRESS RELEASE

“On behalf of the entire Barrick team, I would like to thank Jamie for his many contributions to the development and success of the company over 20 years,” added Mr. Thornton. “The changes we are announcing today build on the operating model that Jamie and his team implemented over the past year, setting the stage for us to move forward as a nimble, more versatile company focused on shareholder returns.”

During his tenure as CEO, Mr. Sokalsky introduced a strategy to prioritize returns and free cash flow over production growth and led a company-wide portfolio optimization program. He also spearheaded successful initiatives to reduce costs and strengthen the company’s balance sheet.

“I’m fortunate to have worked with so many great people over my career at Barrick and I’m particularly proud of what we have been able to accomplish over the past two years with the support and dedication of the entire Barrick team,” said Mr. Sokalsky. “It is now time for the next phase of the company’s development. I believe our new management structure will allow Barrick to address successfully the key challenges facing the mining industry today, and in turn, will position the company to deliver superior returns to its shareholders in the future.”

INVESTOR CONTACT:	MEDIA CONTACT:

Amy Schwalm	Andy Lloyd
Vice President	Vice President
Investor Relations	Communications
Telephone: +1 416 307-7422	Telephone: +1 416 307-7414
Email: aschwalm@barrick.com	Email: alloyd@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The word “will” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities; changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the company does or may carry on business in the future; and our ability to successfully complete transactions. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

BARRICK GOLD CORPORATION	PRESS RELEASE